Wowjoint Holdings Limited Announces Listing Transfer from NASDAQ Global Market to NASDAQ Capital Market

 BEIJING, May 2, 2012 /PRNewswire-Asia/ -- Wowjoint Holdings Limited (NASDAQ: BWOW, BWOWW and BWOWU) ("Wowjoint" or the "Company"), China's innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, announced today that its application to transfer the listing of its ordinary shares, warrants and units from the NASDAQ Global Market to the NASDAQ Capital Market has been approved by NASDAQ.

This transfer will be effective at the opening of business on May 2, 2012, and the Company's ordinary shares, warrants and units will continue to trade under the symbols "BWOW", "BWOWW" and "BWOWU" respectively. The NASDAQ Capital Market is a continuous trading market that operates in the same manner as the NASDAQ Global Market and listed companies must meet certain financial requirements and comply with NASDAQ's corporate governance requirements.

In November 2011, the Company announced that it received notifications from NASDAQ, notifying it that it was not in compliance with the Minimum Market Value of Publicly Held Shares (MVPHS) of $5,000,000 and the $1.00 Minimum Closing Bid Price requirements. The Company was granted until April 30, 2012 to regain compliance with the $5,000,000 MVPHS requirement and until May 2, 2012 to regain compliance with the $1.00 Minimum Closing Bid Price requirement. In anticipation of not meeting the minimum bid price requirement before May 2, 2012, the Company, requested and received approval from NASDAQ to transfer from the NASDAQ Global Market to the NASDAQ Capital Market.

The Company currently meets the MVPHS requirement of the NASDAQ Capital Markets and it was afforded an additional 180 day compliance period until October 29, 2012, to regain compliance with the minimum bid price requirement while listed on the NASDAQ Capital Market. If the Company cannot demonstrate compliance within such period, NASDAQ will notify the Company of its determination to delist the Company's securities, which decision may be appealed to a NASDAQ hearings panel.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers, marine hoists and special purpose equipment. The Company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint believes it is well-positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:

Aubrye Foote, Vice President of Investor Relations

Tel: (530) 475-2793

Email: aubrye@wowjoint.com

Website: www.wowjoint.com